

November 1, 2013

<u>Via E-mail</u>
Mr. Wayne Pensky
Senior Vice President and Chief Financial Officer
Hexcel Corporation
281 Tresser Boulevard
Stamford, CT 06901

> **Re: Hexcel Corporation**
> **Form 10-K**
> **Filed February 8, 2013**
> **File No. 1-8472**

Dear Mr. Pensky:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2012</u>

<u>Management's Discussion and Analysis, page 26</u>

<u>Results of Operations, page 28</u>

1. We note your statement that you find it meaningful to evaluate the performance of your segments through the three end business markets. However, based on the sales discussion that follows this statement, it is not clear where or how you have provided adequate discussion and analysis of the sales of your actual reporting segments. Within the discussion on page 29, we note that only the Commercial Aerospace market discusses sales attributable to both of the segments. Please revise future filings accordingly. Refer to Section 501.06.a. of the FRC.

2. Multiple factors impacting the results of operations are cited throughout the discussion and analysis. To the extent practicable, revise future filings to quantify the impact of each identified factor when multiple factors are identified as impacting the results of operations. For example, disclosure on page 29 states that the increase in gross margin for 2012 reflected "higher volume and continued improvements in operating performance." On page 30, you disclose that operating income for Composite Materials increased as a result of "productivity leverage and good leverage on higher sales volume" and that operating income for Engineered Products decreased "as higher sales volume was offset by unfavorable product mix and costs related to the start-up of new programs." Refer to Section 501.04 of the FRC for guidance.

Note 3 – Net Property, Plant and Equipment, page 49

3. We note construction in progress represents a significant percentage of your December 31, 2012 total assets. Please tell us and revise future filings to describe for each material project: i) the business purpose and identify the construction commencement date and the expected completion date; and ii) the nature of the costs classified to this account, clearly distinguishing them from repairs and maintenance costs. See Items 102 and 303(A)(2)(i) of Regulation S-K.

Form 10- Q for the period ended September 30, 2013

Management's Discussion and Analysis, page 16

4. We note the declines in Industrial sales over the past three quarters (compared to the year-ago periods), particularly the decreases in wind sales, which is the largest submarket within Industrial. We also note from the transcripts to the earnings calls of each of the quarters of 2013 the uncertainties and difficulties that apparently lie ahead within this particular market, as well as the interest of the analysts in your plans for this business. Therefore, in future filings, beginning with your December 31, 2013 Form 10-K, please: i) quantify separately the carrying value of the assets attributable to the Industrial end market, and the carrying value of the assets attributable to your wind submarket; ii) discuss in detail the macro-and micro-economic factors that are materially adversely impacting the results of these businesses; and iii) discuss your basis for the assumptions utilized that would not currently result in an impairment to these assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief